Filer: North American Scientific, Inc.

Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: North American Scientific, Inc.
Commission File No.: 0-26670

On October 27, 2003, North American Scientific, Inc. made the following presentation to the investment community.

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Innovative radiation products for the diagnosis, management and treatment of disease

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North American Scientific to Acquire NOMOS

Forward Looking Statements

Statements throughout today’s presentation that are not historical facts may be considered forward-looking statements that are subject to a variety of risks and uncertainties. There are a number of known and unknown risks, uncertainties and other factors that could cause actual results and anticipated benefits from the transaction to differ materially from those expressed in any forward-looking statements made by the Company. These risks, uncertainties and other factors without limitation include:

•                  the willingness of NOMOS’ shareholders to vote for the transaction

•                  the willingness of NASI’s shareholders to vote for the transaction

•                  the ability of the Company and NOMOS to satisfy all of the conditions to the completion of the transaction

•                  the ability to obtain regulatory and third party consents to the extent required

•                  the ability to successfully integrate NOMOS’ operations with the Company’s operations following the acquisition

Please also refer to those risk factors included in the Company’s filings with the Securities and Exchange Commission.

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Joint Proxy/Registration Statement

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of NOMOS Corporation. The Company expects to file a joint proxy/registration statement and certain other materials related to the proposed transaction with the Securities and Exchange Commission or “SEC”. Investors and other interested parties are urged to read such materials carefully when they become available before any decision is made with respect to any purchase or sale of any securities of the Company or NOMOS because they contain important information. The joint proxyregistration statement when filed by the Company will be made available at no expense at the SEC’s website at www.sec.gov or at NASI’s website at www.nasi.net and may also be obtained free of charge by directing a request to North American Scientific, 20200 Sunburst Street, Chatsworth, CA 91311, Attention: Investor Relations.

Transaction Summary

Transaction	$56 million acquisition

NASI Consideration	6.3 million NASI Shares + $12 million in cash

Pro Forma Ownership	NASI: 62.5% NOMOS: 37.5%

Lock Up Period	John Friede: 18 Months Other Selected Shareholders: 6-12 Months

Board of Directors (at closing)	7 Current NASI Directors 2 NOMOS Directors

Expected Closing	February, 2004

Transaction Rationale

Strategic

•                             Creates a leading position in radiation therapy – Brachytherapy & External Beam (IMRT)

•                             Builds critical mass - products, customers, market presence

•                             Broadens product offering for cross marketing opportunities

•                             Diversifies NASI’s product portfolio and revenue base

•                             Leverages proven technology and management

Financial  Expectations

•                             Generates significant top line revenue growth
($55 - $60 million in pro forma sales projected for 1st year)

•                             Projected to be accretive to cash flow and earnings

•                             Increases market cap

NOMOS

An Intensity Modulated Radiation Therapy (IMRT) Market Leader

•                  Privately held company based in Pennsylvania

•                  Recognized pioneer of innovative technology

•                  Broad radiation treatment planning suite

•                  Large installed customer base

•                  Strong product development team

•                  Exceptional customer service

•                  Strategic partnerships and international marketing presence

•                  Strong revenue growth (5 Year CAGR 38% through 2003E)

•                  Profitable and cash flow positive

Complementary Strengths

NASI		NOMOS

•	Radiation therapy products with profitable recurring revenue stream	•	IMRT and image guidance products with profitable revenue stream

•	Expanding product portfolio	•	Service/software upgrades provide recurring revenue

•	11 person domestic sales force	•	11 person domestic sales force

•	$35 - $40 million (pro forma) in cash post-closing to support growth	•	International presence

•	Hynic-Annexin V (Apomate™ technology) – Future upside potential	•	Substantial market opportunity

		•	Large, installed customer base

NOMOS

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NOMOS

What is IMRT?

•                  IMRT modulates shape and intensity of radiation beam during treatment

•                  Software and hardware to deliver a superior combination of beam intensity  and angles specific to each patient and to each tumor

•                  The ability to treat a target of any size or shape

IMRT is an established therapy with market acceptance

•                  Technology of choice for certain radiation treatments

•                  Less radiation dose to healthy tissue

•                  Favorable reimbursement

NOMOS is a recognized technology and market leader

•                  1st IMRT patient treated with NOMOS technology in 1994

•                  More IMRT patients treated with NOMOS technology than all others

IMRT Opportunity

•                  IMRT market estimated at $600 - $800 million worldwide*

•                  Early phase of technology adoption

•                  Strong physician support and reimbursement driving growth

•                  IMRT centers projected to triple by 2006 {500 to 1,500}*

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8,000 Linear Accelerators Worldwide

400 – 500 New Linacs projected  each year

*  Based upon third party report

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Clinical Advantages of IMRT

Compared to conventional EBRT, IMRT delivers:

•                  Expected to reduce side effects

•                  Delivers less radiation to healthy tissue

•                  Better tumor coverage

•                  Superior targeting; more complete coverage

•                  Targeted dosing

•                  Greater precision

•                  Increased conformality

•                  Thousands of beam arrangements

Advantages of IMRT Over Conventional Radiation Therapy

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2D Conventional Neck Delivery

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3D Conventional Neck Delivery

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NOMOS IMRT Neck Delivery

Advantages of IMRT Versus Conventional Radiation Therapy

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2D Conventional Prostate Delivery

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3D Conventional Prostate Delivery

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NOMOS IMRT Prostate Delivery

NOMOS — A Leader in IMRT Innovation

1994	Develops products used to treat first IMRT patient

1996	Introduces the first commercial IMRT planning and delivery system PEACOCK

1998	Introduces the first ultrasound-based tumor location device BAT

2000	Introduces the first commercial Monte Carlo dose calculation and simulation software PEREGRINE

2002	Introduces remote IMRT treatment planning services offering NOMOS Rx

2003	Introduces IMRS and launches product upgrades CORVUS, BAT & PEREGRINE

2004	Plans numerous product upgrades and new product launch

Innovative Products

FDA Approved Core NOMOS Products

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PEACOCK (CORVUS & MIMiC)	BAT SXi with ImageSync

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PEREGRINE	NOMOS Rx (Remote Planning)

PEACOCK (CORVUS and MIMiC)

Complete IMRT treatment planning and delivery		[GRAPHIC]

•	Inverse treatment planning system (software and MLC)

•	Determines true “optimized” treatment plan
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•	Delivers superior beam coverage	CORVUS	MIMiC

•	Easy integration with most linear accelerators

•	Supports stereotactic radiosurgery

BAT

Image-guided (ultrasound)
patient positioning

•	“Gold Standard” for non-invasive targeting

•	First targeting technology of its kind

•	Enables safer dose escalation	[GRAPHIC]

•	Proven clinical advantages	BAT SXi with Breakthrough
ImageSync
•	Compatible with all major systems

Increased Accuracy Improves Tumor Targeting

PEREGRINE		[GRAPHIC]

Monte Carlo-based dose calculation

•	Calculates dose distribution “before” treatment

•	Only FDA approved system of its kind

•	Highly accurate (to within 2% RSM or 2mm)

•	Fast (hundreds of millions of simulations in minutes)

Provides Predictable Dose Outcome Prior to Treatment

NOMOS Rx

Remote treatment planning service that makes IMRT feasible for any facility		[GRAPHIC]

•	Easy to implement IMRT

•	Provides in-depth training, verification and quality assurance

•	Tailored to each clinic

•	Reduces equipment costs and staff time

Facilitates easy and rapid IMRT adoption

Competitive Landscape

Key Product Areas	NOMOS	Varian	Siemens	Elekta	ADAC	CMS

IMRT planning	☒	☒	☒	☒	☒	☒

IMRT delivery	☒	☒	☒	☒		☒

Non-invasive target localization	☒	☒

Monte Carlo dose calc	☒

Remote treatment planning	☒	☒

Only NOMOS meets all key treatment planning product areas

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NASI / NOMOS
Creating Shareholder Value

NASI…
Creating Value

Through NOMOS acquisition NASI expects to accelerate:

•	Revenue and earnings growth

•	Free cash flow

•	Product portfolio diversification

•	International expansion

Creating a Leader in Radiation Therapy

[GRAPHIC]	• NASI will possess a broad array of products and services to address the needs of the radiation oncologist

• Ability to leverage international customer base -immediate cross marketing opportunity

• Ability to accelerate product introductions

• Strong financial position to take advantage of additional opportunities

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Combined Radiation Therapy Product Portfolio

Products	Description	Indication	Market Opportunity
BRACHYTHERAPY PRODUCTS (Internal RT)

Prospera I-125	Brachytherapy seeds	Prostate Cancer
Prospera Pd-103	Brachytherapy seeds	Prostate Cancer	$150 - $200 Million
Prospera	Brachytherapy seeds	Ocular Melanoma

IMRT PRODUCTS AND SERVICES (External RT)

PEACOCK	IMRT Treatment
(CORVUS & MIMiC)	planning and delivery
Head & Neck,
		Prostate, Breast,	$600 - $800 Million
BAT	Image-guided patient	Lung and Other
	positioning	Cancers
PEREGRINE
Monte Carlo-based
dose calculation

NOMOS Rx	Remote treatment
planning alternative

NOMOS Revenue and EBITDA

Sales ($ in Millions)	EBITDA* ($ in Millions)
[CHART]	[CHART]

As reported by NOMOS

* Excludes certain one-time charges

Pro Forma Operating Statistics

($ in Millions)

	TTM as of July 31, 2003
	NASI	Pro Forma for Acquisition
Net Sales	$16.7	$47.6

Gross Profit	$9.7	$26.4

R&D	$7.4	$12.2

SG&A	$10.2	$21.4

EBITDA	$(7.1)	$(5.5)

* Pro forma is based upon NOMOS’ TTM (trailing 12 months) through 9/30/03 and excludes certain one time charges

Strong Projected Revenue Growth

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Based upon each company’s respective fiscal year

Strong Balance Sheet To Fund Growth

($ in Millions)

	July 31, 2003
	NASI	Pro Forma for Acquisition*

Cash & Marketable Securities	$51.6	$38.6

Total Assets	$63.7	$116.4

Total Debt	$0.0	$0.0

Stockholders Equity	$58.7	$97.1

* Pro forma is based upon NOMOS’ 9/30 balance sheet

Summary…
NASI Creating Value

Strategic pathway with NOMOS acquisition to:

•                  Leadership in larger radiation therapy market
(Brachytherapy and External Beam)

•                  Significant revenue growth

•                  Positive free cash flow

•                  Increased liquidity

•                  Upsides with synergies and new product development

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